                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      RAWLINGS SPORTING GOODS COMPANY, INC.
                      -------------------------------------
             (Exact name of registrant as specified in its charter)


           Delaware                                     43-1674348
--------------------------------------------------------------------------------
   (State of Incorporation)              (I.R.S. Employer Identification Number)

      1859 Intertech Drive
        Fenton, Missouri                               63026
--------------------------------------------------------------------------------
(Address of principal executive offices)            (Zip Code)


            If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

            If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

        Securities to be registered pursuant to Section 12(b) of the Act:

Titles Of Each Class                              Name Of Each Exchange On Which
To Be So Registered                               Each Class Is To Be Registered
--------------------                              ------------------------------
       None                                                   None




        Securities to be registered pursuant to Section 12(g) of the Act:


          Series B Junior Participating Preferred Stock Purchase Rights
          -------------------------------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of registrant's securities to be issued

                  On November 27, 2002, the Board of Directors of Rawlings Sporting Goods Company, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock, par value $.01 per share (the "Common Stock"), payable to stockholders of record at the close of business on December 9, 2002 (the "Record Date") and with respect to the Common Stock issued thereafter until the Distribution Date (defined below) and, in certain circumstances, with respect to the Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company a unit consisting initially of one one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company, at a purchase price of $30 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 27, 2002, between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agreement").

                  Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate certificates evidencing the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten business days following public announcement or disclosure that a person has become an "Acquiring Person" (defined below) or of facts indicating that such person has become an Acquiring Person, or (ii) ten business days (or such later date as the Board shall determine) following the commencement of, or an announcement of an intention to commence, a tender or exchange offer that would result in a person or group becoming an "Acquiring Person." Except as set forth below, an "Acquiring Person" is collectively a person, together with all Affiliates (defined below) and Associates (defined below) of such person who or which has acquired "Beneficial Ownership" (generally as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 15% or more of the outstanding shares of Common Stock except pursuant to a Permitted Offer (defined below). The term "Acquiring Person" excludes (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, (iv) any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, and (v) any person, together with such person's Affiliates and Associates, who or which becomes a Beneficial Owner of 15% or more of the outstanding shares of Common Stock as a result of acquiring such shares directly from the Company.

                  An "Affiliate" of a Person (as such term is defined in the Rights Agreement) is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An "Associate" of a Person shall mean (i) with respect to a corporation (other than the Company or a majority-owned Subsidiary of the Company), any officer or director thereof or of any Subsidiary (generally a Person as to whom another Person has the right to elect a majority of the directors or others with similar authority) thereof, or any Beneficial Owner of 10% or more of any class of equity security thereof, (ii) with respect to an association, joint venture or other unincorporated organization, any officer or director thereof or of a Subsidiary thereof or any Beneficial Owner of 10% or more ownership interest therein, (iii) with respect to a partnership, any general partner thereof or any limited partner thereof who is, directly or indirectly, the Beneficial Owner of a 10% or greater ownership interest therein, (iv) with respect to a limited liability company, any officer, director or manager thereof or of a Subsidiary thereof or any member thereof who is, directly or indirectly, the Beneficial Owner of a 10% or greater ownership interest therein, (v) with respect to a business trust, any officer or trustee thereof or of any Subsidiary thereof, (vi) with respect to any other trust or an estate, any trustee, a beneficiary in the income from or principal of such trust or estate, (vii) with respect to a natural person, any relative or spouse of such person, or any a relative of such spouse, who has the same home as such person, and (viii) any Affiliate of such Person.

                  No person shall become an "Acquiring Person" either: (i) as the result of an acquisition of Common Stock by the Company which, by reducing the number of such shares then outstanding, increases the proportionate number of shares beneficially owned by such person, together with all Affiliates and Associates of such person, unless such persons, after such share purchases by the Company, becomes the Beneficial Owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock (other than pursuant to a Permitted Offer); or (ii) the Board of Directors of the Company determines in good faith that a person who would otherwise be an "Acquiring Person" has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person.

                  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except in certain circumstances specified in the Rights Agreement or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  The Rights are not exercisable until after the Distribution Date and until the Rights are no longer redeemable. The Rights will expire at the close of business on December 9, 2012, unless extended or earlier redeemed by the Company as described below.

                  In the event that, at any time following the Distribution Date, a person becomes an Acquiring Person, except pursuant to a "Permitted Offer", each holder of a Right will, for a sixty (60) day period (subject to extension under certain circumstances) thereafter, have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. A "Permitted Offer" is a tender offer or exchange offer for (i) all outstanding shares of Common Stock which remains open for at least sixty (60) calendar days, that is fully financed and the consideration of which is cash or a publicly traded securities, (ii) that is accepted by the holders of at least a majority of the then outstanding shares but excluding therefrom any shares beneficially owned by the Person for whose benefit the tender offer or exchange offer is being made and its Affiliates and Associates, (iii) that follows an irrevocable written commitment to the Company by the Person for whose benefit the offer is made to consummate a transaction promptly upon the completion of such offer, in which the consideration offered is cash that is fully financed or a publicly traded security and whereby all shares of Common Stock not purchased in the offer shall be acquired at the same price per share as paid in such offer and that such Person will not make any amendment to the original offer which reduces the per share price offered or which is in any other respect materially adverse to the holders of Common Stock (other than the Person on whose behalf such offer is being made and such Person's Affiliates and Associates), (iv) that is determined, prior to the purchase of shares pursuant to the tender offer or exchange offer, by the Company's Board of Directors that the price and other terms of that tender offer or exchange offer are fair (taking into account all factors which the Board of Directors may deem relevant, including the Company's long-term prospects and prices which could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) to stockholders (other than the Person on whose behalf the tender offer is being made and its Affiliates and Associates) and is otherwise in the best interests of the Company and its stockholders (other than the person on whose behalf the tender offer or exchange offer is being made and its Affiliates and Associates) taking into account all factors the Board of Directors may deem relevant, (v) the Company's Board of Directors has received an opinion from one or more nationally recognized investment banking firm selected by the Company's Board of Directors that the price offered is fair from a financial point of view, and
(vi) the Company's Board of Directors has taken the action contemplated by clause (iv) by at least a majority of directors who are independent (within the meaning of Rule 4200 of the NASDAQ Stock Market rules and under applicable Delaware case law) and disinterested (i.e., the directors are neither the Acquiring Person or a Person on whose behalf the tender offer is being made, nor an Affiliate, Associate, nominee or representative of the Acquiring Person or a Person on whose behalf the tender offer is being made). However, at the option of the Board of Directors of the Company, during such time as an Acquiring Person Beneficially Owns an amount of stock less than 50% of the outstanding Common Stock, the Company may exchange, in whole or in part, each right of each holder (other than the Acquiring Person or the Acquiring Person's Affiliate or Associates or their subsequent holders) for one share of Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by any Acquiring Person (or any Affiliate or Associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such right.

                  For example, at the initial Purchase Price of $30 per Right, each Right not owned by an Acquiring Person or an Affiliate or Associate of the Acquiring Person or any subsequent holder, following an event set forth in the preceding paragraph would entitle its holder to purchase $60 worth of Common Stock (or other consideration, as noted above) for $30. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase six shares of Common Stock for $30.

                  In the event that, at any time following the date on which there has been public announcement or disclosure that a person has become an Acquiring Person or of facts indicating that such person has become an Acquiring Person (the "Stock Acquisition Date") (which, for purposes of this paragraph also includes the date on which there has been a public announcement that any person has acquired 15% or more of the outstanding shares of Common Stock pursuant to a Permitted Offer), (i) the Company merges or consolidates with another corporation or association in a transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any Affiliate or Associate or any other person in which such Acquiring Person, Affiliate or Associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, Affiliate or Associate, or, if in such transaction all holders of Common Stock are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above), shall thereafter have the right to receive upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

                  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or convertible into Preferred Stock with a conversion price, less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

                  Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one Unit of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Preferred Stock will only be entitled to receive dividends when concurrently declared with the Common Stock and then at a rate equal to 1,000 times the amount per share to be received by holders of Common Stock. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to receive the greater of (i) $1,000 per share, plus accrued dividends to the date of distribution; or (ii) an amount per share equal to the product of 1,000 times the aggregate amount to be distributed per share to holders of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. These rights are protected by customary antidilution provisions.

                  At any time until ten business days following the Stock Acquisition Date (or such later date as the Board of Directors may determine), the Company may redeem the Rights in whole, but not in part, at a price (the "Redemption Price") of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by resolution of the Board of Directors. Immediately upon such action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  The Rights Agreement includes a "TIDE" (Three-year Independent Director Evaluation) provision. Under the TIDE provision, the Board of Directors' Stockholder Rights Plan Committee composed of independent (as defined above) and disinterested (as defined above) directors will review the Rights Plan periodically (at least every three years) in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders. This committee will communicate its conclusions to the full Board of Directors after each review, including any recommendation as to whether the Rights Plan should be modified or the Rights should be redeemed.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income upon the Distribution Date.

                  Any of the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors for so long as the Rights are redeemable, except that the Redemption Price cannot be changed. After the Rights cease to be redeemable, the provisions of the Rights Agreement, may be amended from time to time by resolution of the Company's Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its Affiliates or Associates), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may cause the Rights again to become redeemable or to be amendable more broadly than contemplated by this sentence.

                  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.           Exhibits.


                  The following exhibit is filed as a part of this Registration
Statement:

                  1. Agreement dated as of November 27, 2002, between Rawlings Sporting Goods Company, Inc. and Mellon Shareholder Services, LLC, as Rights Agent, which includes as Exhibit A, the Certificate of Designation of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate, and as Exhibit C, a Summary of the Rights.

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      RAWLINGS SPORTING GOODS COMPANY, INC.


Dated:  November 29, 2002
                                    /s/ Stephen M. O'Hara
                                    --------------------------------------------
                                    Stephen M. O'Hara
                                    Chief Executive Officer